                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934.



                 For the fiscal year ended December 31, 1994


Commission file number 0-6879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CORESTATES SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          CORESTATES FINANCIAL CORP
                          Broad and Chestnut Streets
                            Philadelphia, PA 19107

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:


     (a)  Item 4 Financial Statements

            Report of Independent Auditors

            Statement of Net Assets Available
            for Plan Benefits, with Fund Information,
            December 31, 1994

            Statement of Net Assets Available for
            Plan Benefits, with Fund Information,
            December 31, 1993

            Statement of Changes in Net Assets
            Available for Plan Benefits, with Fund
            Information, Year ended December 31, 1994

            Statement of Changes in Net Assets
            Available for Plan Benefits, with Fund
            Information, Year ended December 31, 1993

            Notes to Financial Statements


            Supplemental Schedules

     (b)  EXHIBIT INDEX

     (c)  Exhibit - Consent of Independent Auditors

     SIGNATURE




Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                             Financial Statements
                          and Supplemental Schedules

                            CoreStates Savings Plan

                    Years ended December 31, 1994 and 1993
                      with Report of Independent Auditors

                            CoreStates Savings Plan

                           Financial Statements and
                            Supplemental Schedules

                    Years ended December 31, 1994 and 1993



                                   Contents

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits, with Fund
  Information, December 31, 1994...........................................  2
Statement of Net Assets Available for Plan Benefits, with
  Fund Information, December 31, 1993......................................  3
Statement of Changes in Net Assets Available for Plan Benefits, with Fund
  Information, Year ended December 31, 1994................................  4
Statement of Changes in Net Assets Available for Plan Benefits, with Fund
  Information, Year ended December 31, 1993................................  5
Notes to Financial Statements..............................................  6

Supplemental Schedules

Assets Held for Investment Purposes........................................ 15
Reportable Transactions.................................................... 16


                        Report of Independent Auditors

The Board of Directors
CoreStates Financial Corp

We have audited the accompanying statements of net assets available for plan benefits of the CoreStates Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of or for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.

                                                               Ernst & Young LLP
May 2, 1995

                            CoreStates Savings Plan

  Statement of Net Assets Available for Plan Benefits, with Fund Information

                               December 31, 1994


                                                                                     Fund Information
                                                      ------------------------------------------------------------------------------
                                                        CoreStates
                                                         Financial           CoreStates           CoreStates             CoreStates
                                                        Corp Common            Equity                Bond               Equity Index
                                       Total            Stock Fund              Fund                 Fund                   Fund
                                   -------------------------------------------------------------------------------------------------

Assets
Investments, at fair value
 (cost $220,630,769):
  CoreStates Financial Corp
   Common Stock                    $ 99,233,103        $ 99,233,103          $        --          $        --         $       --
  Mutual funds                      125,943,056             807,645           36,073,737           15,046,882            942,903
  Participants' notes receivable     14,167,300                  --                   --                   --                 --
                                   -------------------------------------------------------------------------------------------------
Total investments                   239,343,459         100,040,748           36,073,737           15,046,882            942,903

Due from broker                       3,088,865                  --            1,623,742              511,301                 --
Accrued investment income             1,821,014           1,289,076              125,906               86,269                 --
Interfund receivable                  2,915,764             356,466                   --                   --            962,392
Cash and cash equivalents               200,287               4,818                1,333                  625                 --
                                   -------------------------------------------------------------------------------------------------
Total assets                        247,369,389         101,691,108           37,824,718           15,645,077          1,905,295

Liabilities
Interfund payable                     2,915,764              92,746            1,489,804              456,399                 --
Due to broker                         2,502,933             388,851                   --                   --            942,903
                                   -------------------------------------------------------------------------------------------------
Total liabilities                     5,418,697             481,597            1,489,804              456,399            942,903
                                   -------------------------------------------------------------------------------------------------
Net assets available for
 Plan benefits                     $241,950,692        $101,209,511          $36,334,914          $15,188,678         $  962,392
                                   =================================================================================================

                                                                       Fund Information
                                    ------------------------------------------------------------------------------------------------
                                      CoreStates           CoreStates           CoreStates          Employee
                                      Liquidity             Balanced           International           Loan          Distribution
                                        Fund                  Fund              Growth Fund            Fund              Fund
                                    ------------------------------------------------------------------------------------------------

Assets
Investments, at fair value
 (cost $220,630,769):
  CoreStates Financial Corp
   Common Stock                      $        --          $        --          $       --          $        --       $       --
  Mutual funds                        41,478,529           30,422,181           1,171,179                   --               --
  Participants' notes receivable              --                   --                  --           14,167,300               --
                                   -------------------------------------------------------------------------------------------------
Total investments                     41,478,529           30,422,181           1,171,179           14,167,300               --

Due from broker                               --              953,822                  --                   --               --
Accrued investment income                     --              319,763                  --                   --               --
Interfund receivable                     126,130                   --           1,194,480              276,296               --
Cash and cash equivalents                191,184                2,327                  --                   --               --
                                   -------------------------------------------------------------------------------------------------
Total assets                          41,795,843           31,698,093           2,365,659           14,443,596               --

Liabilities
Interfund payable                         51,864              824,951                  --                   --               --
Due to broker                                 --                   --           1,171,179                   --               --
                                   -------------------------------------------------------------------------------------------------
Total liabilities                         51,864              824,951           1,171,179                   --               --
                                   -------------------------------------------------------------------------------------------------
Net assets available for
 Plan benefits                       $41,743,979          $30,873,142          $1,194,480          $14,443,596       $       --
                                   =================================================================================================

See accompanying notes.

                            CoreStates Savings Plan

  Statement of Net Assets Available for Plan Benefits, with Fund Information

                               December 31, 1993

                                                                                      Fund Information
                                                         ---------------------------------------------------------------------------
                                                         CoreStates
                                                          Financial      CoreStates      CoreStates      CoreStates      Corestates
                                                         Corp Common       Equity           Bond          Liquidity       Balanced
                                           Total         Stock Fund         Fund            Fund            Fund            Fund
                                        --------------------------------------------------------------------------------------------

Assets
Investments, at fair value
 (cost $194,809,305):
  CoreStates Financial Corp
   Common Stock                         $ 91,223,511     $91,223,511     $        --     $        --     $        --     $        --
  Mutual funds                           132,365,179         537,701      48,723,055      14,922,139      39,225,144      28,957,140
  Participants' notes receivable          11,027,409              --              --              --              --              --
                                        --------------------------------------------------------------------------------------------
Total investments                        234,616,099      91,761,212       48,723,055     14,922,139      39,225,144      28,957,140

Due from broker                              330,230         137,806               --        192,424              --              --
Accrued investment income                  1,373,817       1,041,321           47,244         52,313              --         232,939
Interfund receivable                       1,893,614              --            4,042             --              --           3,162
Cash and cash equivalents                   (501,846)        166,709          255,935       (236,075)       (794,109)        105,694
Other assets                                   2,937           1,500               --            141              --           1,296
                                        --------------------------------------------------------------------------------------------
Total assets                             237,714,851      93,108,548       49,030,276     14,930,942      38,431,035      29,300,231

Liabilities
Amounts payable to withdrawing
 participants                              1,284,088              --               --            --               --              --
Interfund payable                          1,893,614         567,063          318,792         95,988         727,065         184,706
Due to broker                                694,598              --          405,706             --              --         288,892
                                        --------------------------------------------------------------------------------------------
Total liabilities                          3,872,300         567,063          724,498         95,988         727,065         473,598
                                        --------------------------------------------------------------------------------------------
Net assets available for
 Plan benefits                          $233,842,551     $92,541,485      $48,305,778    $14,834,954     $37,703,970     $28,826,633
                                        ============================================================================================

                                          Fund Information
                                    ----------------------------
                                     Employee
                                       Loan         Distribution
                                       Fund             Fund
                                    ----------------------------

Assets
Investments, at fair value
 (cost $194,809,305):
  CoreStates Financial Corp         $        --     $       --
   Common Stock
  Mutual funds                               --             --
  Participants' notes receivable     11,027,409             --
                                    ----------------------------
Total investments                    11,027,409             --

Due from broker                              --             --
Accrued investment income                    --             --
Interfund receivable                    602,322      1,284,088
Cash and cash equivalents                    --             --
Other assets                                 --             --
                                    ----------------------------
Total assets                         11,629,731      1,284,088

Liabilities
Amounts payable to withdrawing
 participants                                --      1,284,088
Interfund payable                            --
Due to broker                                --             --
                                    ----------------------------
Total liabilities                                    1,284,088
                                    ----------------------------
Net assets available for
 Plan benefits                      $11,629,731     $       --
                                    ============================

See accompanying notes.

                            CoreStates Savings Plan

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                         Year ended December 31, 1994


                                                                          Fund Information
                                                 ---------------------------------------------------------------
                                                   CoreStates
                                                   Financial       CoreStates     CoreStates       CoreStates
                                                  Corp Common        Equity          Bond         Equity Index
                                 Total             Stock Fund         Fund           Fund             Fund
                             ----------------------------------------------------------------------------------
Contributions:
  Employer                      $ 13,083,973      $  4,578,950    $  2,956,576     $ 1,056,618    $      --
  Employee                        17,701,823         5,989,886       4,217,262       1,428,333           --
                             ----------------------------------------------------------------------------------
Total contributions               30,785,796        10,568,836       7,173,838       2,484,951           --

Investment income:
  Interest                           651,432               842              --              --           --
  Dividends on CoreStates
   Financial Corp Common
   stock                           4,528,158         4,528,158              --                           --
  Dividend income                  2,843,076            25,710         191,789         779,217           --
  Distribution of common
   trust funds' income             1,244,182                --         216,691           2,854           --
                             ----------------------------------------------------------------------------------
Total investment income            9,266,848         4,554,710         408,480         782,071           --

Net realized and
 unrealized depreciation
 on investments                  (18,966,107)       (1,907,487)    (14,146,136)       (850,059)          --
Participants' withdrawals        (27,707,738)       (2,926,298)             --              --           --
Transfer from Constellation
 Savings Plan                      6,640,533         1,869,114         767,423         511,511           --
Transfer from Inter-
 Community Savings Plan              145,672            64,837          28,232           9,288           --
Participants' interfund
 transfers                                --        (3,581,357)     (6,196,812)     (2,587,860)     962,392
Other (disbursements)
 receipts                          7,943,137            25,671          (5,889)          3,822           --
                             ----------------------------------------------------------------------------------
Increase (decrease) in net
 assets available for Plan
 benefits during the year          8,108,141         8,668,026     (11,970,864)        353,724      962,392

Net assets available for
 Plan benefits at
 beginning of year               233,842,551        92,541,485      48,305,778      14,834,954           --
                             ----------------------------------------------------------------------------------
Net assets available for
 Plan benefits at end of
 year                           $241,950,692      $101,209,511    $ 36,334,914     $15,188,678     $962,392
                             ==================================================================================

                                                                 Fund Information
                              --------------------------------------------------------------------------------------
                                 CoreStates        CoreStates      CoreStates       Employeees
                                 Liquidity          Balanced      International        Loan            Distribution
                                   Fund               Fund         Growth Fund         Fund                Fund
                              --------------------------------------------------------------------------------------
Contributions:
 Employer                      $  2,075,068      $  2,416,761    $         --     $        --          $      --
 Employee                         2,662,390         3,403,952              --              --                 --
                              --------------------------------------------------------------------------------------
Total contributions               4,737,458         5,820,713              --              --                 --

Investment income:
  Interest                              425                --              --         650,165                 --
  Dividends on CoreStates
   Financial Corp Common
   stock                                 --                --              --              --                 --
  Dividend income                 1,596,803           249,557              --              --                 --
  Distribution of
   common trust funds'
   income                                --         1,024,637              --              --                 --
                              --------------------------------------------------------------------------------------
Total investment income           1,597,228         1,274,194              --         650,165                 --

Net realized and
 unrealized depreciation
 on investments                          --        (2,062,425)             --              --                 --
Participants' withdrawals                --                --              --      (8,271,588)       (16,509,852)
Transfer from Constellation
 Savings Plan                     2,402,828         1,089,657              --              --                 --
Transfer from Inter-
 Community Savings Plan              22,257            21,058              --              --                 --
Participants' interfund
 transfers                       (4,722,783)       (4,090,496)      1,194,480       2,500,967         16,521,469
Other (disbursements)
 receipts                             3,021            (6,192)             --       7,934,321            (11,617)
                              --------------------------------------------------------------------------------------
Increase (decrease) in net
 assets available for Plan
 benefits during the year         4,040,009         2,046,509       1,194,480       2,813,865                 --

Net assets available for
 Plan benefits at
 beginning of year               37,703,970        28,826,633              --      11,629,731                 --
                              --------------------------------------------------------------------------------------
Net assets available for
 Plan benefits at end of
 year                          $ 41,743,979      $ 30,873,142    $  1,194,480     $14,443,596          $      --
                              =====================================================================================

See accompanying notes.

                            CoreStates Savings Plan

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                         Year ended December 31, 1993

                                                                         Fund Information
                                              -----------------------------------------------------------------------------
                                               CoreStates
                                                Financial        CoreStates      CoreStates      CoreStates      Corestates
                                               Corp Common         Equity           Bond          Liquidity       Balanced
                                   Total       Stock Fund           Fund            Fund            Fund            Fund
                               --------------------------------------------------------------------------------------------
Contributions:
 Employer                      $ 15,656,831     $ 7,410,690     $ 2,727,320     $ 1,042,802     $ 2,256,484     $ 2,219,535
 Employee                        16,730,671       5,599,896       3,827,976       1,411,728       2,908,762       2,982,309
                               --------------------------------------------------------------------------------------------
Total contributions              32,387,502      13,010,586       6,555,296       2,454,530       5,165,246       5,201,844

Investment income:
  Interest                          585,174           3,155           2,217           2,628           7,813           2,131
  Dividends on CoreStates
   Financial Corp common
   stock                          3,744,380       3,744,380              --              --              --              --
  Dividend income                 2,969,940          22,781         224,034         708,157       1,172,174         842,483
  Distribution of common
   trust funds' income               23,430              --              --          23,147             283              --
                               --------------------------------------------------------------------------------------------
Total investment income           7,322,924       3,770,316         226,251         733,932       1,180,270         844,614

Net realized and
 unrealized appreciation
 (depreciation) on
 investments                      5,653,672      (8,511,669)     12,776,086         (53,286)             --       1,442,541
Participants' withdrawals       (18,179,233)       (721,757)             --            (645)             --              --
Transfer from First
 Peoples Savings Plan             5,473,568       1,072,486         474,175         828,578       2,590,316         508,013
Participants' interfund
 transfers                               --      (1,122,471)     (1,180,846)     (1,463,142)     (9,325,544)         21,571
Other (disbursements)
 receipts                         6,795,124          (1,584)         (6,558)           (691)         (3,512)          2,381
                               --------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets available for Plan
 benefits during the year        39,453,557       7,495,907      18,844,404       2,499,276        (393,224)      8,020,964

Net assets available for
 Plan benefits at
 beginning of year              194,388,994      85,045,578      29,461,374      12,335,678      38,097,194      20,805,669
                               --------------------------------------------------------------------------------------------
Net assets available for
 Plan benefits at end of
 year                          $233,842,551     $92,541,485     $48,305,778     $14,834,954     $37,703,970     $28,826,633
                               ============================================================================================

                                        Fund Information
                                ---------------------------------
                                  Employee
                                    Loan            Distribution
                                    Fund                Fund
                                ---------------------------------
Contributions:
  Employer                      $        --          $         --
  Employee                               --                    --
                                ---------------------------------
Total contributions                      --                    --

Investment income:
  Interest                          567,230                    --
  Dividends on CoreStates
   Financial Corp common
   stock                                 --                    --
  Dividend income                       311                    --
  Distribution of common
   trust funds' income                   --                    --
                                ---------------------------------
Total investment income             567,541                    --

Net realized and unrealized
 appreciation (depreciation)
 on investments                          --                    --
Participants' withdrawals        (7,076,477)          (10,380,354)
Transfer from First
 Peoples Savings Plan                    --                    --
Participants' interfund
 transfers                        2,688,977            10,381,455
Other (disbursements)
 receipts                         6,806,189                (1,101)
                                ---------------------------------
Increase (decrease) in net
 assets available for Plan
 benefits during the year         2,986,230                    --

Net assets available for
 Plan benefits at
 beginning of year                8,643,501                    --
                                ---------------------------------
Net assets available for
 Plan benefits at end of
 year                           $11,629,731          $         --
                                =================================

See accompanying notes.

                            CoreStates Savings Plan

                         Notes to Financial Statements

                     Years ended December 31, 1994 and 1993



1. Summary of Significant Accounting Policies

Basis of Investments

Investments are stated at fair value (Note 4). Cost of investments sold is determined on an average historical cost basis. Loans are carried at unpaid principal balance.

Income Tax Status

The Plan has received a tax determination letter from the Internal Revenue Service stating that the Plan qualifies under the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. The Plan has subsequently been amended, but Management believes that the Plan, as amended, is exempt from federal income taxes.

2. Description of the Plan

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan agreement for more complete information.

A.  General

    As amended, the Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates Financial Corp and certain affiliated companies ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.  Plan Termination

    While the Company has not expressed any intent to discontinue its contributions, it is free to do so at any time, subject to the provisions of ERISA. Upon complete discontinuance of contributions by the Company, or termination or partial termination of the Plan, the rights of all affected participants to benefits accrued to that date shall become fully vested, except to the extent that law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

                            CoreState Savings Plan

2. Description of the Plan (continued)

B.  Plan Termination (continued)

    Upon final or partial termination of the Plan, and after payment of all expenses not paid by the Company and proportional adjustment of the separate accounts of participants affected thereby to reflect such expenses and a reallocation of profits and losses to the date of such termination or partial termination, affected participants and beneficiaries shall be entitled to distribution of their accrued benefits.

C.  Contributions

    Employee

    The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $9,240 in 1994 and $8,994 in 1993) equal to any whole percentage of the participant's compensation up to 10% (5% is considered a basic contribution and amounts in excess of 5% are considered an optional contribution) for each payroll period.

    Employer

    The Company makes a matching contribution to the Plan on behalf of each participant who has made basic contributions (up to 5%) for each payroll period. The Employer contribution allocated to the participant's account for a given payroll period shall be as follows:


               Participant's Years                  Employer
                of Vesting Service           Matching Contribution
    --------------------------------------------------------------
    Fewer than 2 years                                50%
    At least 2 years but fewer than 3 years           75%
    3 years or more                                  100%

    In 1993, the Company made a special qualified non-elective contribution to the CoreStates Common Stock Fund within the Plan for all eligible Plan participants who were defined as non-highly compensated employees. The contribution was made in an amount sufficient to purchase five shares of stock for each recipient, and totaled $3,091,905 which is reported as an Employer contribution on the Statement of Changes in Net Assets Available for 1993.

                            CoreState Savings Plan

2. Description of the Plan (continued)

D.  Vesting

    Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Employer contributions, also as affected by investment results, are fully vested upon termination of employment because of normal retirement, death, or if the participant incurs a disability.

    In all other cases, Employer contributions, other than qualified non-elective contributions, as affected by investment results, vest as follows:


            Years of Vesting Service        Percent Vested
    ------------------------------------------------------
    Fewer than 2 years                             0%
    At least 2 years but fewer than 3 years       50%
    3 years or more                              100%


    Upon the participant's employment termination date, that portion of the Employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future Employer contributions.

    Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

E.  Expenses

    The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless paid by the Company.

F.  Payment of Benefits

    Upon termination of employment, a participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years. Also, a participant may elect to receive a distribution from the accounts invested in the CoreStates Common Stock Fund in the form of CoreStates common stock.

                            CoreState Savings Plan

2. Description of the Plan (continued)

G.  Loans

    Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

H.  Withdrawals

    A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan.

    Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full. The amount payable to withdrawing participants at December 31, 1994 is $4,880,000.

3. Investment Programs

CoreStates Bank, N.A. (CBK) serves as Trustee for the Plan. Five funds, as of December 31, 1994, are maintained under the Plan for accumulation and investment of the participants' account. The funds are as follows:

A. CoreStates Financial Corp Common Stock Fund invests primarily in common stock of CoreStates Financial Corp, the parent company of CBK;

B. CoreStates Equity Fund invests principally in the CoreFund Growth Equity Reserve Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

                            CoreState Savings Plan

3. Investment Programs

C. CoreStates Bond Fund invests principally in the CoreFund Intermediate Bond Fund Reserve Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

D. CoreStates Liquidity Fund invests in the CoreFund Cash Reserve Fund Rebate, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

E. CoreStates Balanced Fund invests principally in the CoreFund Balanced Rebate Fund Series A, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

As of January 1, 1995, two additional funds will be available:

F. CoreStates Equity Index Fund invests principally in the CoreFund Equity Index Fund, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment advisory and custodial services;

G. CoreStates International Growth Fund invests principally in the CoreFund International Growth Fund, a mutual fund of CoreFund, Inc. for which CoreStates Financial Corp provides investment, advisory and custodial services.

4. Investments

Investments are comprised of the following:


                                   December 31, 1994
                             ------------------------------
                                  Shares         Average          Fair
                                 or Units         Cost           Value
                             --------------------------------------------
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock             3,816,159 shares   $78,547,410   $ 99,233,103
    CoreFund Cash Reserve
      Rebate                   807,645 units        807,645        807,645
                                                --------------------------
                                                 79,355,055    100,040,748
                                                --------------------------


                            CoreState Savings Plan

4. Investments (continued)

                                                 December 31, 1994
                                         -------------------------------
                                               Shares           Average         Fair
                                              or Units           Cost           Value
                                         -----------------------------------------------
CoreStates Equity Fund:
CoreFund Cash Reserve Rebate                177,639 units    $    177,639   $    177,639
  CoreFund Growth Equity
    Reserve Rebate+                       3,786,508 units      36,469,348     35,896,098
                                                             ---------------------------
                                                               36,646,987     36,073,737
                                                             ---------------------------

CoreStates Bond Fund:
  CoreFund Cash Reserve Rebate              128,355 units         128,355        128,355
  CoreFund Intermediate Bond Fund
    Rebate+                               1,572,026 units      15,583,571     14,918,527
                                                             ---------------------------
                                                               15,711,926     15,046,882
                                                             ---------------------------

CoreStates Liquidity Fund:
 CoreFund Cash Reserve Rebate+           41,478,529 units      41,478,529     41,478,529
                                                             ---------------------------
                                                               41,478,529     41,478,529
                                                             ---------------------------

CoreStates Balanced Fund:
  CoreFund Cash Reserve Rebate              124,552 units         124,552        124,552
  CoreFund Balanced Rebate Fund
    Series A+                             3,066,561 units      31,032,338     30,297,629
                                                             ---------------------------
                                                               31,156,890     30,422,181
                                                             ---------------------------

CoreStates Equity Index Fund:
 CoreFund Equity Index Fund A                46,887 units         942,903        942,903
                                                             ---------------------------
                                                                  942,903        942,903
CoreStates International Growth
  Fund:
    CoreFund International Growth
      Fund A                                 97,113 units       1,171,179      1,171,179
                                                             ---------------------------
                                                                1,171,179      1,171,179
Employee Loan Fund:
  Participant Notes Receivable, with
    interest rates ranging from
    5.5% to 11%+                                               14,167,300     14,167,300
                                                             ---------------------------
Total investments                                            $220,630,769   $239,343,459
                                                             ===========================

                            CoreState Savings Plan

4. Investments (continued)
                                                 December 31, 1993
                                        --------------------------------
                                               Shares           Average         Fair
                                              or Units           Cost           Value
                                        ------------------------------------------------
CoreStates Financial Corp
  Common Stock Fund:
    Common Stock+                         3,491,484 shares   $ 66,622,378   $ 91,223,511
    CoreFund Cash Reserve
      Rebate                                537,701 units         537,701        537,701
                                                             ---------------------------
                                                               67,160,079     91,761,212
                                                             ---------------------------
CoreStates Equity Fund:
  CoreFund Cash Reserve Rebate              469,105 units         469,105        469,105
  CoreFund Growth Equity
    Reserve Rebate+                       3,591,559 units      34,555,790     48,253,950
                                                             ---------------------------
                                                               35,024,895     48,723,055
                                                             ---------------------------
CoreStates Bond Fund:
  CoreFund Cash Reserve Rebate              133,662 units         133,662        133,662
  CoreFund Intermediate Bond
    Fund Rebate+                          1,469,872 units      14,666,573     14,788,477
                                                             ---------------------------
                                                               14,800,235     14,922,139
                                                             ---------------------------
CoreStates Liquidity Fund:
  CoreFund Cash Reserve Rebate+          39,225,144 units      39,225,144     39,225,144
                                                             ---------------------------
                                                               39,225,144     39,225,144
                                                             ---------------------------
CoreStates Balanced Fund:
 CoreFund Cash Reserve Rebate               369,438 units         369,438        369,438
  CoreFund Balanced Rebate
    Fund Series A+                        2,689,343 units      27,202,105     28,587,702
                                                             ---------------------------
                                                               27,571,543     28,957,140
                                                             ---------------------------
Employee Loan Fund:
  Participant Notes Receivable,
    with interest rates ranging
    from 5.5% to 11%                                           11,027,409     11,027,409
                                                             ---------------------------
Total investments                                            $194,809,305   $234,616,099
                                                             ===========================

+--Represents greater than 5 percent of net assets available for Plan benefits

                            CoreState Savings Plan

4. Investments (continued)

Fair values are determined: (1) for CoreStates Financial Corp Common Stock on the basis of the reported bid price in the over-the-counter securities market as reported by NASDAQ; (2) short-term liquid assets are valued at amortized cost which approximates fair value; and (3) CoreFund mutual funds are valued at net asset value at the close of business on December 31, 1994.

The Plan's investments are held by a bank-administered trust fund. During 1994 and 1993, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value by $(18,966,107) and $5,653,672 as follows:


                                           Net Appreciation
                                          (Depreciation) in
                                              Fair Value        Fair Value at
                                           During the Year       End of Year
                                          -----------------------------------
Year ended December 31, 1994:
  Fair value as determined by quoted
    market prices:
      Common stock:
        Employer company                   $ (1,907,487)         $ 99,233,103
      Mutual funds                          (17,058,620)          125,953,056
      Participant notes receivable                   --            14,167,300
                                           ----------------------------------
                                           $(18,966,107)         $239,353,459
                                           ==================================
Year ended December 31, 1993:
  Fair value as determined by quoted
    market prices:
      Common stock:
        Employer company                   $ (8,511,669)         $ 91,223,511
      Mutual funds                           14,165,341           132,365,179
      Participant notes receivable                   --            11,027,409
                                           ----------------------------------
                                           $  5,653,672          $234,616,099
                                           ==================================


                            CoreState Savings Plan

5. Subsequent Events

As the result of the June 27, 1994 acquisition by CoreStates Financial Corp of Independence Bancorp, Inc., (Independence), participants became eligible for coverage under the CoreStates Savings Plan effective September 1, 1994. The remaining net assets (approximately $13.4 million as of December 31, 1994) of the Independence Savings Plan were transferred to the CoreStates Savings Plan in the first quarter of 1995. Eligible participants of the Independence Capital Accumulation Plan became eligible for coverage under the CoreStates Savings Plan effective January 1, 1995. All remaining assets (approximately $25.6 million as of December 31, 1994) of the Independence Capital Accumulation Plan will be transferred into the CoreStates Savings Plan during 1995.

Germantown Savings Bank (GSB) employees became eligible for coverage under the CoreStates Savings Plan effective January 1, 1995 due to the December 2, 1994 acquisition of Germantown Savings Bank by CoreStates Financial Corp.

                           CoreStates Savings Plan

                     Assets Held for Investment Purposes

                              December 31, 1994




           Description                    Shares or Units    Average Cost    Fair Value
           -----------                    ---------------    ------------    ----------
CoreStates Financial Corp*
  Common Stock                            3,816,159 shares   $ 78,547,410   $ 99,233,103

CoreFund* Balanced Rebate Fund
  Series A                                3,066,561 units      31,032,338     30,297,629

CoreFund* Cash Reserve Rebate            42,716,720 units      42,716,720     42,716,720

CoreFund* Growth Equity
  Reserve Rebate                          3,786,508 units      36,469,348     35,896,098

CoreFund* Intermediate Bond
  Fund Rebate                             1,572,026 units      15,583,571     14,918,527

CoreFund* Equity Index Fund A                46,887 units         942,903        942,903

CoreFund* International Growth
  Fund A                                     97,113 units       1,171,179      1,171,179

Participant Notes Receivable, with
  interest rates ranging from 5.5%
  to 11.0%                                                             --     14,167,300
                                                             ---------------------------
Total investments                                            $206,463,469   $239,343,459
                                                             ===========================


*--Indicates a party-in-interest to the Plan.

                           CoreStates Savings Plan

                           Reportable Transactions

                              December 31, 1994

                                                                                             (A)           (A)
Identity of                                      Description                               Purchase      Selling        Gain
Parties Involved                                  of Assets                                 Price         Price        (Loss)
- -----------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction in excess of 5% of plan assets
- ---------------------------------------------------------------

CoreFund Cash Reserve Rebate       Purchased 3,540,711 units at 100% of par value
                                   on July 5, 1994                                       $3,540,711

CoreFund Cash Reserve Rebate       Purchased 1,576,972 units at 100% of par value
                                   on March 2, 1994                                       1,576,972

CoreFund Cash Reserve Rebate       Purchased 787,435 units at 100% of par value
                                   on March 2, 1994                                         787,435

Category II--A series of transactions (other than security transactions)
- ------------------------------------------------------------------------
  with the same person aggregating in excess 5% of plan assets
- --------------------------------------------------------------

None.


                            CoreStates Savings Plan

                               December 31, 1994

                                                                                             (A)           (A)
Identity of                                      Description                               Purchase      Selling         Gain
Parties Involved                                  of Assets                                 Price         Price         (Loss)
- ------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating
- ----------------------------------------------------------------------
  in excess of 5% of plan assets
  ------------------------------

CoreFund Cash Reserve Rebate       Purchased 47,795,449 units in 389 transactions;
                                   sold 45,813,779 units in 295 transactions             $47,795,449   $45,813,779   $        -

CoreFund Balanced Rebate Fund      Purchased 829,348 units in 38 transactions; sold
  Series A                         452,130 units in 11 transactions                        8,410,506     4,638,154       57,881

CoreFund Growth Equity Reserve     Purchased 859,724 units in 35 transactions; sold
  Rebate                           664,776 units in 14 transactions                        8,321,750    6,533,465       125,274

CoreFund Intermediate Bond Fund    Purchased 388,947 units in 53 transactions; sold
  Rebate                           286,793 units in 13 transactions                        3,771,402     2,791,293      (63,111)

CoreStates Financial Corp          Purchased 742,377 shares in 46 transactions;
                                   sold 311,011 shares in 30 transactions                 19,791,742     8,180,559    2,007,953

CoreStates Financial Corp          Received 55,130 shares in a transfer from the
                                   Savings and Investment Plan of Constellation
                                   Bancorp                                                 2,221,425             -            -


                            CoreStates Savings Plan

                               December 31, 1994

                                                                                             (A)           (A)
Identity of                                      Description                               Purchase      Selling         Gain
Parties Involved                                  of Assets                                 Price         Price         (Loss)
- ------------------------------------------------------------------------------------------------------------------------------
Category IV--Any single or series of transctions with a person involving securities
- -----------------------------------------------------------------------------------
  in excess of 5% of plan assets
  ------------------------------

None.


(A) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                 EXHIBIT INDEX

     Consent of Independent Auditors